15027232

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED JUN 26 2015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMPBELL LUTYENS & CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 AVENUE OF THE AMERICAS, 29TH FLOOR
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. CHRISTOFFER DAVIDSSON 212-223-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ANCHIN, BLOCK & ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOFFER DAVIDSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMPBELL LUTYENS & CO. INC., as of APRIL 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET ANGELA FREEMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6184460
Qualified in Queens County
My Commission Expires April 07, 2016

Signature

President
Title

Margaret Angela Freeman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2015

* * * * * * *

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2015

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Campbell Lutyens & Co. Inc.:

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. This financial statement is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statement may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

New York, N.Y.
June 24, 2015

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2015

ASSETS	
Cash	$ 4,726,816
Restricted cash	114,192
Affiliate fees receivable	1,212,190
Deferred income taxes	2,132,750
Other assets	65,912
Property and equipment, net	18,997
Total Assets	$ 8,270,857
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Current income taxes payable	$ 1,254,288
Accrued bonus payable	4,716,487
Accrued expenses and other	164,267
Total Liabilities	6,135,042
Stockholder's Equity	
Common stock, par value $.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	420,900
Retained earnings	1,694,915
Total Stockholder's Equity	2,135,815
Total Liabilities and Stockholder's Equity	$ 8,270,857

See Notes to the Statement of Financial Condition

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company earns revenue through a management service agreement with an affiliate which provides for payment at a specified percentage of all costs incurred by the Company excluding income taxes for its assistance in providing the above mentioned services.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets.

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. The Company was owed $1,212,190 by an affiliate at April 30, 2015.

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Furniture	$	66,203
Computer equipment		21,087
		87,290
Less - accumulated depreciation		68,293
	$	18,997

4. COMMITMENTS AND CONTINGENCIES

Operating Lease- The Company rents its office space under a lease expiring on June 30, 2018. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight line method of accounting has been recorded and is included in the Statement of Financial Condition as a component of Accrued expenses and other.

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30		
2016		160,583
2017		160,583
2018		160,583
2019		26,764
Total	$	508,513

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Letter of Credit—The company has a letter of credit in support of a deposit amounting to $114,192 for the Company's leased office space. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's statement of financial condition.

Credit Card Facility – The Company operates a credit card facility with a maximum line of credit of $200,000. At April 30, 2015 the outstanding balance on the credit card of $34,846 was included in accrued expenses and other.

Cash Credit Risk Concentration— The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $4,363,515 at April 30, 2015.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30 2015, the Company had net capital of $460,446 which was $277,949 above its required net capital of $182,497. The Company's ratio of aggregate indebtedness to net capital was 5.95 to 1.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

7. INCOME TAXES

A deferred income tax asset of $2,132,750 has been recognized relating to the timing of bonus payments.

The Company's effective tax rate varies from the federal statutory rate due to state and local taxes.

The Company has recorded a tax benefit of $3,400 to additional paid-in capital as a result of the exercise of stock options by an employee.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The tax years that remain open subject to examination are 2012 through 2014.

8. ACCRUED BONUS PAYABLE

Accrued bonuses fall due to be paid as follows:

Years Ending April 30	
2016	2,639,361
2017	969,604
2018	450,149
2019	686,517
Total	4,745,631
Less: Fair value adjustment	(29,144)
	$ 4,716,487

8. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 5 or 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Balance, beginning of year	94,235	3.36
Exercised during the year ended April 30, 2015	(2,500)	(3.93)
Balance, end of year	91,735	3.05

The stock options outstanding at April 30, 2015 had a range of option values of $1.86 to $3.79 and a weighted average remaining contractual life of approximately 3 ¼ years.

The intrinsic value of stock options exercised during the year was $7,478. The proceeds received from exercise of stock options of $9,837 were remitted to the parent company.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 24, 2015, which is the date the financial statements were available to be issued.